Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 3, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 13168
AI Revolution Portfolio, Series 1
(the “Trust”)
CIK No. 2136507 File No. 333-297471

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above-captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.Given the Trust’s investment strategy, consider clarifying in the second sentence that the Trust’s investments in common stocks are focused on information technology-related companies.

Response:The Trust has thoughtfully considered the Staff’s comment and respectfully declines to make the requested change. Although other series of the FT Series created by the Sponsor have included similarly tailored disclosure on the cover page, the types of common stocks described on the cover page were expressly identified in the Portfolio Selection Process of the registration statements filed on behalf of such series.

For example, the cover page for the Inflation Hedge Portfolio, Series 65, provides that, “The Trust invests in a diversified portfolio of common stocks of agriculture companies, energy companies and materials companies (including metals and mining companies) (“Common Stocks”)….” The Portfolio Selection Process provides that “[t]he Trust is a professionally-selected unit investment trust which invests in… U.S. and foreign common stocks of agriculture companies, energy companies and materials companies (including precious metals and mining companies)….”

In this case, the Trust’s Portfolio Selection Process does not expressly state that the Trust will invest in the securities of information technology-related companies. Although the Trust expects to be concentrated (i.e., 25% or more of Trust assets) in information technology companies as a result of its investment strategy, the Trust’s strategy is not to target information technology-related companies specifically; rather, the concentration results from applying the Trust’s investment strategy. Accordingly, the Trust believes the disclosure on the cover page as currently presented is accurate and adequate for investor comprehension.

Objective

2.The Staff notes the Trust is concentrated within the information technology sector. Please clarify whether this concentration is an inherent outcome of the composition of the Indxx Future Economy and AI Revolution Index (the “Index”) or if it results from the analyst team’s ultimate portfolio selection based on the subsequent evaluation criteria.

Response:The Trust’s expected concentration in common stocks of companies within the information technology sector is a result of the equity analysts’ ultimate portfolio selection based on the subsequent evaluation criteria. Although the Trust expects that the Index will have significant exposure to the information technology sector, the Index is not restricted to common stocks of information technology companies.

Portfolio Selection Process

3.The Staff notes that the Trust’s name, unlike the Index’s name, refers only to AI and not “future economy.” The Trust’s 80% test is tied to the Index. As such, please more clearly tie these categories to AI in support of the Trust’s name. Currently, they could be overbroad.

Response:In accordance with the Staff’s comment, the name of the Trust will be changed to include the term “future economy.”

4.The Staff notes that the Index considers “global companies” and that “depositary receipts” is referenced below. The term “global” is broad and does not clearly convey the actual geographic parameters of the selection universe. Please disclose the specific geographic criteria of the Index Provider’s methodology (e.g., whether the index is restricted to developed markets, has maximum percentage caps on specific countries, or has a baseline minimum exposure to non-U.S. issuers).

Response:The Trust notes that the reference to “global companies” is intended only to convey that the Index has exposure to both U.S. and foreign companies. Neither the Index’s methodology nor the Trust’s portfolio selection process has any specific geographic criteria. For clarity, the word “global” has been removed from the above-referenced disclosure and the following disclosure will be added to the first paragraph under the heading “Portfolio Selection Process”:

The Index consists of U.S. and/or foreign companies that trade on a U.S. stock exchange either directly or through a depositary receipt.

5.If the Trust’s final portfolio is concentrated in a single foreign country or specific geographic region, please include a risk factor disclosing the specific risks unique to that country or region.

Response:If the Trust’s final portfolio is concentrated in a single foreign country or specific geographic region, appropriate disclosure will be added to the prospectus.

6.The Staff notes the Trust’s initial universe considers common stocks in the Index. The Index appears to be a custom proprietary index, please disclose selection thresholds utilized by the Index Provider (e.g., minimum revenue exposure to these sectors, market capitalization requirements, or liquidity filters). Investors should understand the concrete baseline standards required for a company to be eligible for the index from which the Trust selects its fixed portfolio.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the first paragraph under the heading “Portfolio Selection Process”:

The Index consists of U.S. and/or foreign companies that trade on a U.S. stock exchange either directly or through a depositary receipt. In order to be eligible for inclusion in the Index, a common stock must: (i) have a minimum total market capitalization of $500 million, (i) have a 6-month average daily turnover greater than or equal to $5 million, (iii) have been traded for at least 90% of the total trading days over the last 6 months on their respective stock exchanges (3 months for IPOs), and (iv) have a minimum free float equivalent to 10% of shares outstanding.

7.The Staff notes that equity analysts evaluate common stocks using a variety of fundamental, valuation, technical, and qualitative factors (e.g., sales growth, price/earnings, price momentum, quality of management). Please revise this section to explain in plain English how these specific factors are actually utilized by the analysts and why they are useful in the evaluation process. For example, clarify what these factors measure and how a high or low value for a given metric determines whether a security is ultimately chosen for inclusion in the Trust.

Response:The Trust respectfully acknowledges the Staff’s comment. The Trust notes that the equity analysts’ evaluation process is genuinely holistic. There are no minimum or maximum threshold values for any metric that would categorically qualify or disqualify a common stock from inclusion in the Trust, and no single factor is weighted or determinative. Rather, the factors are considered in combination, and a strong reading in one metric may offset a weaker reading in another as the analysts construct an overall view of each company. This reflects the company-by-company nature of the analysis, in which valuation measures are considered together rather than applied as mechanical screens.

In accordance with the Staff’s comment, the third and fourth paragraphs under the heading “Portfolio Selection Process” will be deleted in their entirety and replaced with the following:

The equity analysts also consider how the common stocks may perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. CFROI is a valuation measure that acts as a proxy for the cash return a company generates on the capital invested in its business, expressed as an estimated internal rate of return. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. In general terms, a company whose CFROI is higher than its cost of capital is generating cash returns in excess of what it costs to fund its operations (an indication that the company may be creating economic value) whereas a company whose CFROI is lower than its cost of capital is generating returns below its funding costs. All other factors being equal, a higher CFROI relative to the cost of capital is viewed more favorably by the equity analysts because it suggests a wealth-creating business, while a lower CFROI is viewed less favorably. Accordingly, companies that generate returns in excess of their capital costs are favored over companies that do not.

A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. A positive or higher EM indicates that the company is earning more than its cost of capital and thus generating wealth, which the analysts view favorably, while a negative or lower EM indicates that the company is earning less than its cost of capital, which the analysts view less favorably. The equity analysts use the estimated valuations calculated by the CFROI and EM methods to determine which companies are trading at an attractive market price relative to their estimated value. These companies are favored for inclusion in the Trust.

The factors described above are not specifically weighted but rather are considered in combination with each other to construct an overall view for each common stock. The factors are not assessed against any minimum or maximum threshold value, and no single factor is determinative. A high or low reading on any one metric will not, by itself, cause a common stock to be selected or excluded. Rather, a strong reading on one factor may offset a weaker reading on another. After this holistic review, the equity analysts make a final determination and select the common stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon